August 27, 2009

By EDGAR and Overnight Delivery

Mr. Mark Webb

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Union Bankshares Corporation

Preliminary Proxy Statement Filed June 30, 2009

        and Amended August 7, 2009

Form 10-K for the year ended December 31, 2008

Form 10-Q for the period ended March 31, 2009

Form 10-Q for the period ended June 30, 2009

File No. 000-20293

Dear Mr. Webb:

On behalf of our client, Union Bankshares Corporation (the “Company”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 18, 2009, with respect to the above-referenced filings. In connection with this response to your letter, the Company is filing electronically with the Commission today Amendment No. 2 to the Preliminary Proxy Statement (the “Amendment”).

In addition to the electronic filing, we are delivering a hard copy of this letter, along with a courtesy copy of the Amendment marked to indicate changes from Amendment No. 1 to the Preliminary Proxy Statement filed on August 7, 2009.

For the convenience of the Staff, the text of the comments is set forth below in bold italics, followed in each case by the response to the comment. All page references in our responses are to the marked version of the Amendment.

Schedule 14A Amended Preliminary Proxy Materials

Management’s Discussion and Analysis of Financial Condition and Results of Operations of First Market Bank, page 64

E-mail: george.whitley@leclairryan.com	951 East Byrd Street, Eighth Floor
Direct Phone: 804.343.4089	Richmond, Virginia 23219
Direct Fax: 804.783.7628	Phone: 804.783.2003 \ Fax: 804.783.2294

CALIFORNIA \ CONNECTICUT \ MASSACHUSETTS \ MICHIGAN \ NEW JERSEY \ NEW YORK \ PENNSYLVANIA \ VIRGINIA \ WASHINGTON, D.C.

Mr. Mark Webb

August 27, 2009

Six Month Periods Ended June 30, 2009 and 2008

Balance Sheet

Asset Quality, page 75

1.	We note the last paragraph on page 77 states a nonaccrual loan for $4.2 million relates to a construction company that declared bankruptcy during the second quarter of 2009. We note the borrower is working with management and is petitioning the bankruptcy court to improve the bank’s collateral position and reduce or mitigate loss to the bank. Please tell us and revise this section to discuss the following:

•

The effects of the bankruptcy proceedings on the bank’s SFAS 114 analysis with respect to the collectability of all contractual amounts due on the loan and its ability to fully recover from the sale of any underlying collateral.

•	Discuss how the increased probability of loss to the bank has affected the provision and allowance for loan losses considering the inherent credit risk of this construction loan.

Pursuant to the Staff’s comment, we have revised the Balance Sheet, Asset Quality discussion on page 77 of the Amendment to include disclosure that the increased probability of loss that may result from the borrower’s declaration of bankruptcy was evaluated during FMB’s SFAS 114 analysis as of June 30, 2009 and resulted in a $1.0 million specific valuation reserve being established.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 82

2.	We refer to your response to the second bullet point of comment 25 regarding the $27 million adjustment reducing your loan portfolio and to the revised disclosure in footnote (2) on page 83 which eliminates the reference to credit quality and refers only to the interest rate portion of the fair valuation adjustment to the loan portfolio. We also note your response states the adjustment was determined using an approach that estimates expected cash flows over the life of the portfolio as opposed to the incurred loss model for determining the allowance for loan losses. Please revise the footnote to provide the following information:

•

State why this adjustment is necessary to provide a fair value measure under SFAS 141R acquisition accounting requirement in addition to adjustment (3) which eliminates the allowance for loan losses of $14 million.

•

Describe the difference in the fair valuation methodology used to determine acquisition-date-fair value, as defined in paragraph 3.i of SFAS 141R as compared to the incurred loss model used in the historical financial statements to value the loan portfolio through the allowance for loan losses.

•

Refer to the valuation methodology used to fair value the acquired loan portfolio considering the acceptable valuation techniques described in paragraph 18 of SFAS 157 which includes the income approach based on discounted expected future cash flows utilizing an effective interest rate at the acquisition date.

Mr. Mark Webb

August 27, 2009

•	Describe the basic inputs and assumption used in your valuation methodology considering the components of present value measurements described in Appendix B, Present Value Techniques of SFAS 157.

•	State the related account that is debited as a result of the credit reduction to the loan portfolio.

Pursuant to the Staff’s comment, we have modified the disclosures in footnotes 2 and 3 to the Pro Forma Condensed Consolidated Balance Sheet on page 83.

Unaudited Financial Statements as of June 30, 2009

Note 2, Recent Accounting Pronouncements, page F-59

3.	We note you state you have not early adopted the following accounting pronouncements that are effective for interim and annual periods ending after June 15, 2009:

•	FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.”

•	FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments.”

•	FSP FAS 115-1 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments.

Considering these pronouncements were required to be have been adopted during the interim financial period ended June 30, 2009, please revise your interim financial statements to provide the required revised disclosure in Note 3, Investments on page F-60 and in a new footnote that provides the full SFAS 157 and SFAS 107 fair value disclosure.

The interim financial statements have been revised to address the Staff’s comments as follows: (1) the disclosure included in Note 2. Recent Accounting Pronouncements has been updated to reflect FMB’s adoption of FSP FAS 157-4 and the required disclosure has been included therein; (2) FSP FAS 107-1 and APB 28-1 have been adopted and the required disclosure has been provided in Note 7. Fair Value Measurements, in addition to the full SFAS 157 and SFAS 107 fair value disclosure; (3) FSP FAS 115-1 and FAS 124-2 have been adopted by FMB and the required disclosure has been provided in Note 3. Investment Securities.

In addition, a new footnote has been provided, Note 8. Subsequent Events, to reflect FMB’s adoption of the Financial Accounting Standards Board’s SFAS No. 165, issued In May 2009.

Mr. Mark Webb

August 27, 2009

Form 10-Q for the period ended June 30, 2009

Financial Statements

Note 9, Recent Accounting Pronouncements, page 10

4.	We note there is no disclosure in the footnote with respect to the adoption of FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” which is effective for interim and annual reporting periods ending after June 15, 2009. Please tell us and in future filings confirm your adoption of the accounting pronouncements and discuss the impact of its adoption on your financial position and operating results.

The Company has adopted FSP FAS 157-4 and in future filings, Footnote 9, “Recent Accounting Pronouncements”, will reflect that this adoption during the second quarter of 2009 did not have a material effect on the Company’s financial condition or results of operations. Additional disclosure in Footnote 13, “Fair Value Measurements” will reflect each major category of the investment portfolio, the level within the fair value hierarchy and be described as follows: U.S. government agencies are valued using dealer quotes and/or recent trades; obligations of states and political subdivisions are valued using a nationally recognized broker/dealer proprietary pricing model; mortgage-backed securities are valued using Interactive Data Corporation’s (“IDC”) services; and Corporate and Other securities are valued using a combination of IDC, dealer quotes and/or recent trades.

Note 13, Fair Value Measurements, page 14

5.	We refer to the “Securities available for sale” section on page 14 that states that if quoted market prices are not available, then fair values are measured utilizing “independent valuation techniques of identical or similar securities”. Please tell us and in future filings expand this section to discuss the specific valuation methodologies used to fair value these securities considering the valuation techniques guidelines in paragraph 18 to 20 of SFAS 157.

Prices used are sourced from a nationally recognized broker/dealer propriety pricing model, IDC, dealer quotes and/or recent trades, primarily incorporating observable inputs and a market approach to arrive at fair value. The Company has reviewed and agrees with the methodologies used by the pricing sources. Future filings will include this expanded disclosure within Footnote 13, “Fair Value Measurements.”

*     *     *

Mr. Mark Webb

August 27, 2009

If you have any questions or comments regarding the foregoing or need any additional information, please contact the undersigned at (804) 343-4089 or Scott H. Richter at (804) 343-4079.

Sincerely,

/s/ George P. Whitley
George P. Whitley

Enclosures

cc:	Eric Envall, Esq. Mr. G. William Beale Mr. D. Anthony Peay Janis Orfe, Esq. Joseph C. Carter, III, Esq. Scott H. Richter, Esq.